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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires:   January 31, 2005
                              FILED PURSUANT TO SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934,   Estimated average burden
                                 SECTION 17(A) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR     hours per response .... 0.5
(Print or Type Responses)                SECTION 30(F) OF THE INVESTMENT COMPANY ACT OF 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
   Triumph III Investors, L.P.                      (Month/Day/Year)    Allied Healthcare International Inc. ("Allied") (f/k/a
                                                                        Transworld Healthcare, Inc.) ("TWH")
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)        7/25/2002          5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director        X  10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
    28 State Street, 37th Floor                     Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
    Boston            MA               02109                                                                   ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Common Stock                                             3,600                             D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                SEC 1473 (02-02)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Series A Convertible Preferred   Immediately 12/17/08     Common Stock       79,526       1-for-1         D
Stock
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Right to Funding Note (1)        Immediately None         Common Stock       10,366 (1)      (1)          D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) The reporting person may be deemed to beneficially own shares of common stock of
    Allied which may result from the issuance and exchange of funding notes by
    Allied Healthcare Group Limited ("AHG"), a U.K. subsidiary of Allied, due in satisfaction of approximately L59,441 of accrued and unpaid interest in kind on certain senior subordinated promissory notes issued by AHG.
    Each funding note is exchangeable for shares of common stock of Allied at the ratio of 0.3488 shares for every L2.00 of funding notes.

                     /s/ Frederick S. Moseley IV             7/29/2002
                    -------------------------------------  ----------------------
                       **Frederick S. Moseley IV             7/29/2002

                       President, Triumph III Investors, Inc.,
                       general partner of Triumph III Investors, L.P.


**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid omb control number.

                                                                                                                 SEC 1473 (02-02)
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